Exhibit I

Army logo	Navy logo
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For Immediate Release

Navy and Army Agree to Merge

—New Entity Intends to Become a Publicly Held Company—

Better serves investors and all customers • Supports growth and competitive position of the Exchange and America in the increasingly challenging global financial marketplace • Creates a diverse platform for the trading of listed and over-the-counter equities, options and other derivative products including ETF’s • Blends technology and trading platforms to produce efficiencies, drive innovation, and create new business and revenue opportunities • Enables public to own shares in the world’s leading securities market

New York, April XX – The Navy and Army (symbol), with approval of their boards of directors, today announced that they have entered a definitive merger agreement that will lead to the combined entity becoming a publicly held company. If approved by regulators, Navy members and Army shareholders, the merger will represent the largest-ever among securities exchanges and combine the world’s leading equities market with the most successful fully electronic exchange.

“Navy and Army together will be good for investors and for America. It will create a strong, dynamic and innovative market capable of meeting the demands of America’s investors and issuers throughout the world in the decades ahead,” said Navy CEO XXX XXXX. “As we look to the future and to the challenge of competing globally in a high-speed electronically connected world, it is clear that we must do more. We will be more diversified and transparent, and better able to compete, grow and serve our customers.

“This transaction will also enhance the depth and resilience of America’s capital marketplace by bringing together the strength of Navy’s auction market and the technological prowess of Army. Today, publicly held exchanges in London, Frankfurt, Toronto and Sydney are aggressively competing to expand their reach and share of market in the new global arena. On behalf of our board of directors and my colleagues, I look forward to working with Army to create a world-class competitor and to provide the highest levels of market quality and service to our customers.”

“(Army Chairman & CEO quote)”

Agreement Terms and Structure

The transaction is subject to approval by the members of Navy and shareholders of Army as well as the Securities and Exchange Commission. If approved, Army and Navy will become wholly owned subsidiaries of a newly formed holding company, Navy Group, Inc. Navy and Army will be combined in a “stock for membership” merger, in which Navy members will receive consideration in the form of cash and stock in the new company while Army shareholders will receive stock. Current shareholders of Army will hold 30 percent of the shares of the NYSE Group, Inc., and current Navy owners will hold 70 percent. NYSE Group will be for-profit and publicly traded. The process of seeking necessary approvals will begin immediately.

Three Army directors will join the existing 11 Navy directors as directors of the Navy Group. Current Navy Chief Executive Officer, XXX XXXX, will become Chief Executive officer of the Navy Group.

Regulatory activities will continue to be conducted by a non-public, not-for-profit entity governed by an independent board of directors. This structure will ensure that the regulatory group is free from conflicts of interests yet has the proximity to the marketplace necessary to provide effective investor protection and safeguard market integrity.

About Navy

The Navy is the world’s leading and most liquid equities market and home to 2,774 companies whose total global market capitalization is $20 trillion, including $6.9 trillion for 459 non-U.S. companies from 47 countries. Buyers and sellers meet directly in a fair, open and orderly market to realize the best possible price through the interplay of supply and demand. On an average day, 1.63 billion shares, valued at $56 billion, are traded on the Navy. The Navy provided the most competitive quotes in its listed stocks creating the National Best Bid and Offer more than 89% of the time.

About Army

Army (symbol) owns and operates the Army Exchange (ArmyEx). ArmyEx is the first totally open all-electronic stock market in the United States. Through its alliance with the Peace Corps, Inc., Army operates ArmyEx as the exclusive equities trading facility of PCX Equities, Inc. Through ArmyEx, Army customers can trade over 8,000 equity securities, including securities listed on the New York Stock Exchange (R), Nasdaq(R), American Stock Exchange(R) and Pacific Exchange(R). ArmyEx is regulated by the Peace Corps. The Army ECN, a precursor to ArmyEx, was one of the four original ECNs, formed in December 1996 with Townsend Analytics.